UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Electromed, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

285409108

(CUSIP Number)

Zenith Sterling Advisers LLC

Attn: Joshua J. Peters

9075 Deer Ridge Drive

Bloomington, Illinois 61705

Telephone: 630-901-5972

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [285409108]	13D	Page 1 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zenith Sterling Advisers LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) OO – Client Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 501,300*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 501,300*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%
14.	TYPE OF REPORTING PERSON (see instructions) IA

*	Includes 305,939 shares held in accounts owned by Joshua Peters over which Zenith Sterling Advisers, LLC has discretionary authority. Mr. Peters is the sole managing member of Zenith Sterling Advisers, LLC.

CUSIP No. [285409108]	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua J. Peters
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS(see instructions) PF, OO – Client Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 501,300*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 501,300*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 501,300
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.94%
14.	TYPE OF REPORTING PERSON (see instructions) IN

*	Includes 305,939 shares held in accounts owned by Joshua Peters over which Zenith Sterling Advisers, LLC has discretionary authority. Mr. Peters is the sole managing member of Zenith Sterling Advisers, LLC.

CUSIP No. [285409108]	13D	Page 3 of 5 Pages

Explanatory Note

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 13, 2019 (as amended from time to time, the “Schedule 13D”) filed by Zenith Sterling Advisers LLC and Joshua J. Peters with respect to the Common Stock, $0.01 par value (the “Common Stock”), of Electromed, Inc., a Minnesota Corporation (the “Corporation”). Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. This Amendment No. 1 amends the Schedule 13D to supplement the Schedule 13D as follows:

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

The aggregate purchase price of the 501,300 shares of Common Stock beneficially owned by the Reporting Persons is approximately $3,013,796, not including brokerage commissions. The source of funds for these purchases were individual client funds. No part of the purchase price represents borrowed funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 20, 2019, Zenith Sterling Advisers delivered a letter by e-mail to the Corporation’s chief executive officer, chief financial officer, and its seven independent directors, a copy of which is attached as Exhibit 99.2 and is incorporated herein by reference. The Reporting Persons continue to believe that the Common Stock of the Corporation is significantly undervalued compared to other publicly-traded firms in its industry, and the letter recommends that the Corporation to institute a share repurchase program.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to read as follows:

(a)	As of the date of this filing, the Reporting Persons beneficially own 501,300 shares of Corporation’s Common Stock. This represents approximately 5.94% of the Corporation’s outstanding Common Stock, based on the Form 10-K filed by the Corporation for the fiscal year ended June 30, 2019, which reported that 8,440,851 shares were outstanding as of August 26, 2019.

(b)	See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of Common Stock

CUSIP No. [285409108]	13D	Page 4 of 5 Pages

As an investment adviser, Zenith has the discretionary authority over its client’s accounts and, as a result, may be deemed to have the shared power to vote and dispose of the 501,300 shares of Common Stock held in such client accounts. This includes 305,939 shares held in accounts owned by Peters which are managed by Zenith.

As the sole managing member of Zenith, Peters may be deemed to have the shared power to vote (or to direct the vote of) and dispose (or direct the disposition of) the 501,300 shares deemed to be beneficially owned by Zenith solely as a result of its discretionary authority over the client accounts. This includes 305,939 shares held in accounts owned by Peters which are managed by Zenith.

Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purposes, the beneficial owner of any of the securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Corporation or securities of the Corporation for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is acting as a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

(c)	Since the initial Schedule 13D filed on June 13, 2019, Zenith effected the following transactions in the Corporation’s Common Stock on behalf of its client accounts:

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Weighted Average Price Per Share	Maximum Price Traded on Trade Date	Minimum Price Traded on Trade Date
08/01/2019	Purchase*	700	$5.4026	$5.4299	$5.3000
08/01/2019	Sale*	700	$5.3690	$5.3701	$5.3675
09/13/2019	Purchase	5,800	$6.1629	$6.1846	$6.1500
09/16/2019	Purchase	2,100	$6.1962	$6.2484	$6.1371
09/18/2019	Purchase	3,700	$6.3007	$6.4500	$6.1390

*	The purchase and sale transactions effected on August 1, 2019 were undertaken to consolidate Joshua J. Peters’ personal investment position into fewer brokerage accounts.

The weighted average prices noted above do not include any brokerage fees. The Reporting Persons undertake to provide to the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth above.

(d)	Zenith’s advisory clients have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities held for their respective accounts.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Material to Be Filed as Exhibits.

99.2       Letter dated September 20, 2019 to the Corporation’s chief executive officer, chief financial officer, and independent members of the Board of Directors.

CUSIP No. [285409108]	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zenith Sterling Advisers LLC, a Delaware limited liability company

/s/ Joshua J. Peters
Joshua J. Peters
Managing Member

Sept. 20, 2019
Date

/s/ Joshua J. Peters
Joshua J. Peters

Sept. 20, 2019
Date

EXHIBIT 99.2

DELIVERED BY ELECTRONIC MAIL

Zenith Sterling Advisers LLC

Joshua J. Peters, CFA

Chief Investment Officer and Principal

9075 Deer Ridge Drive, Bloomington, Illinois 61705

630-901-5972 | josh.peters@zenithsterling.com

September 20, 2019

Electromed, Inc.

Attn:	Stephen Craney, Chairman of the Board of Directors, and Kathleen Skarvan, Chief Executive Officer

500 Sixth Avenue NW

New Prague, MN 56071

Dear Steve and Kathleen,

Let me begin by thanking both of you, as well as Electromed’s independent directors and CFO Jeremy Brock, for meeting with me in person on August 28 and 29. I know these meetings demonstrate a valuable commitment of everyone’s time, and I believe we all share the desire to work toward the best possible outcomes for all shareholders, Electromed employees, and especially the multitude of bronchiectasis patients who currently and will in the future benefit from SmartVest™ therapy.

I also wish to commend Electromed’s leadership on the progress shown in the June 2019 fiscal quarter. Having had several weeks to carefully reflect on these results as well as our subsequent discussions, I am confident that if we stick with our present strategy, we can strike a balance between revenue growth and current profitability that will optimize shareholder value over time.

Even so, and recognizing the risk of muddling my praise with unsolicited advice, I strongly recommend that the Board develop a plan for returning cash to shareholders. In my view, this is the largest remaining piece in the puzzle that turns what is already a good investment case for Electromed’s stock into a truly compelling one.

***

My recommendation starts from a view that Electromed possesses ample means to start distributing cash to shareholders. As of June 30, our company had no debt, $7.8 million in cash, and had generated positive free cash flow in 20 of the past 21 quarters. More important, I believe the business can generate an additional $12 million worth of free cash flow cumulatively over the next three years—even after reinvesting heavily in the business through expanded selling costs, marketing, research, product development, and capital spending. (My forecast, summarized below, contemplates low double-digit revenue growth, rising profit margins due to operating leverage on higher sales and cost control, and investment in working capital consistent with past levels in relation to sales. I will be happy to furnish a more detailed outlook upon request.)

	Actual FY19	Est. FY2020	Est. FY2021	Est. FY2022	3-Yr Total
Net Revenue ($000)	31,300	34,743	38,565	42,807
Revenue Growth:	+10.6%	+11.0%	+11.0%	+11.0%
Net Income ($000)	1,969	3,473	4,697	5,918	14,088
Net Margin:	6.3%	10.0%	12.2%	13.8%
Free Cash Flow ($000)	1,203	2,666	4,206	5,251	12,123
Source: Company reports, Bloomberg, and forecasts by Zenith Sterling Advisers LLC.

Combined, this gives the Board approximately $20 million of cash to allocate through the end of fiscal 2022—fully 38% of Electromed’s equity market value as of this writing. Left idle at current interest rates, these reserves are unlikely to earn much more than 1%-2% annually after taxes, far less than the return on capital that I believe investors typically expect from micro-cap companies. Doing nothing with Electromed’s cash is not merely a neutral choice; it will erode shareholder value and cause more concern than comfort in the minds of investors.

I do not recommend that all of this current and forthcoming cash be dispensed to shareholders. At least some of the company’s cash is needed for the efficient management of working capital—at least a month’s worth of total expenses, or $2.3 million at the most recent quarter’s run rate—and it seems prudent to hold one to two months’ worth of additional reserves as well.

But I believe we can and should devote a substantial portion of future free cash flows to shareholder returns. Therefore, I recommend that Electromed authorize the repurchase of at least $2 million worth of its shares in each of the next three years. The Securities and Exchange Commission’s Rule 10b-18 sets certain limits on open-market repurchases, but $2 million over the course of a year represents an average of about $8,000 per trading day, or roughly 1,300 shares at the current price. Relative to the stock’s average daily volume of 11,200 shares over the past six months, 1,300 shares a day strikes me as a practical and obtainable goal (especially if the repurchases themselves result in improved volume).

I also recommend that we start repurchasing shares immediately, as Electromed’s low valuation provides an opportunity to increase the underlying fair value of the stock and accelerate growth in earnings per share. While there are a variety of ways to demonstrate that our stock is deeply undervalued, I will cite three common metrics—enterprise value*/sales, enterprise value/EBITDA†, and stock price/earnings per share—to compare the value of our stock with industry medians. I believe these valuation metrics reflect investors’ dissatisfaction with the stagnation in earnings and falling margins over the past three years, but given Electromed’s prospects for rapid earnings growth and rising profitability over the next three years, I do not believe any meaningful valuation discount will prove justifiable in the future.

	EV/Sales	EV/EBITDA	Price/Earnings	Average
ELMD Forward Valuation Multiple	1.3x	8.3x	15.6x
Industry Median Forward Multiple	4.0x	19.0x	27.8x
ELMD Value at Industry Median	$16.98	$13.12	$11.12	$13.74

Industry medians reflect members of the S&P Total Market Index that are classified in the GICS Health Care Equipment & Supplies industry, and for which forward 12 months' consensus estimates are available with positive EBITDA (for EV/EBITDA) or earnings (for price/earnings). Forward valuation multiples for Electromed are based on my fiscal 2020 estimates of $34.7 million in sales, $5.5 million in EBITDA, and earnings per share of $0.40. Source: Bloomberg, company reports, and forecasts by Zenith Sterling Advisers LLC.

*	Enterprise value represents the current market capitalization of the stock (shares outstanding multiplied by the current share price) plus any debt on the company’s balance sheet, minus its cash balance.
†	Earnings before interest, taxes, depreciation and amortization. A flawed metric, perhaps, but one that allows for more accurate comparisons with other companies in the GICS Health Care Equipment & Supplies industry, as a number of these firms record large but economically irrelevant charges for amortization associated with acquisitions.

Nothing will be more important for the stock’s future performance than for Electromed to deliver improved financial results from here. Given today’s low valuation, I believe clear articulation of, and execution on, key financial metrics—sales growth, gross margin, operating margin, and free cash flow—will appeal to potential investors across the spectrum from growth to value.

In the meantime, though, we must not ignore the opportunity for the Board to add directly to the potential value of our stock by repurchasing shares at low prices.

•	I estimate each $1 million worth of shares repurchased at the Sept. 19, 2019 closing price of $6.23 would reduce the diluted share count by nearly 2%, while the foregone after-tax interest income on the cash represents less than 0.4% of my fiscal 2020 earnings forecast. As a result, each $1 million spent on repurchases stands to enhance per-share earnings growth by approximately 1.5% ($0.006 per share). If we value the additional earnings per share at the industry median forward price/earnings ratio of 27.8, each $1 million of repurchases would add $0.17, or 2.7%, to the potential fair value of each Electromed share.

•	Assuming (as I think fair) that the $13.74 a share average indicated by the three metrics shown above reflects a reasonable, industry-derived proxy for the fair value of Electromed stock, I also estimate that each $1 million of shares repurchased at the stock’s current price of $6.23 would add at least $0.15 to the fair value of each remaining share‡.

Of course, these two examples are hypothetical. The actual impact of share repurchases on the stock’s value will depend on a variety of factors, not least of which is the stock price itself. All else being equal, higher prices paid mean less value added for continuing shareholders—but from where we start today, I think repurchases would remain worthwhile even at double the stock’s current price.

Value creation isn’t the only advantage of a repurchase plan. The signals that Electromed would send to the market with a vigorous repurchase plan may be even more powerful. In conjunction with improved financial performance, a repurchase authorization could serve as a catalyst to narrow the gap between the market price of the stock and the fair value implied by industry median valuation multiples. A repurchase plan will demonstrate that the Board believes the business is on a solid footing, that the stock is undervalued, and that the Board sees its responsibility to reward shareholders with the cash generated by the business. Repurchases would also mitigate the potential drag on per-share earnings growth from the issuance of restricted stock and options to employees.

Indeed, I believe the present absence of any plan for cash returns fosters unnecessary concerns for current and potential investors: Rather than viewing the company’s rising cash balance as a sign of health, does it instead betray a sign of fragility? Doesn’t the Board understand that the stock price is depressed? Can the company be counted on to reward, or at least support, minority investors who hold 81% of the shares? Stumbling blocks like these, which crop up frequently among micro-cap stocks, can be addressed forthrightly with a substantial repurchase plan.

‡	I calculate this “captured value” as the initial fair value per share, minus the cost of a repurchased share, multiplied by the number of shares repurchased, then divided by the remaining number of shares outstanding. In the case of a $1 million purchase, it is $13.74 of initial fair value, minus the $6.23 cost ($7.51 per share), multiplied by 161,000 shares repurchased ($1.21 million of total captured value), then divided by the 8.25 million remaining shares outstanding ($0.15 per share).

Also, rather than depleting the liquidity of Electromed’s stock, a repurchase plan may well enhance liquidity. Yes, share repurchases will reduce the number of shares in public hands, but I think liquidity is more accurately understood in terms of dollars rather than shares. Excluding the 1.6 million shares owned by officers and directors, the company’s public float is 6.8 million shares, worth about $42.4 million at the stock’s Sept. 19 closing price of $6.23. If we repurchase $1 million of stock at that price, the float declines by 161,000 shares to about 6.64 million. But as long as the stock price rises by just $0.15 a share (to $6.38 or more) as a result of the repurchases, the dollar value of the float holds steady at $42.4 million. If Electromed’s stock price rises further as a result of share repurchases, the dollar value of the float—and therefore potential trading liquidity—would improve as well.

Finally, having a repurchase plan in place ameliorates another obstacle for potential investors—the uncertainty that there will be a buyer if they want or need to sell shares in the future. For micro-cap companies, liquidity can have a chicken-and-egg quality to it: Investors are reluctant to buy if the stock doesn’t trade enough, but the stock doesn’t trade enough because investors are reluctant to buy (even if many might agree that the stock is undervalued). Knowing that the company itself is prepared to act as a buyer of last resort can help break this circular logic, giving institutional investors more confidence that they won’t be caught with shares that are difficult to sell.

***

I will admit that proposing a repurchase plan is a bit odd for me on a personal level, as I built much of my professional investment career at Morningstar and OppenheimerFunds as a dividend-oriented investor. Anyone hunting through my past writings will find that I was often highly critical of share repurchases. Especially for large-cap companies, I regarded repurchases as an inferior substitute for the more consistent returns that could be furnished by higher cash dividends. I also observed that companies rarely cared about the prices they paid for repurchased shares and, in the aggregate, had an unfortunate tendency to buy high and sell low.

At some point in the next several years, by which time I expect Electromed’s stock to reach a more reasonable valuation, I think shareholders would also benefit from cash dividends. Dividends are relatively rare among non-financial micro-cap companies, so paying them might provide an even stronger signal of investment merit than share repurchases would. Moreover, dividends would put cash into every shareholder’s pocket; the realization of value by continuing shareholders wouldn’t hinge on the market recognizing the value of repurchases through a higher stock price. If and when the Board takes an interest in initiating a small cash dividend, I will be the first to applaud.

For our present circumstances, however, I believe repurchases will realize greater value for shareholders given the stock’s low valuation and the potential benefits to the stock’s liquidity. Repurchase plans are also discretionary, affording management the flexibility to curtail or cease repurchases if the stock price runs too high, or if other needs emerge for Electromed’s cash.

I hope that both of you, as well as the Board, will find these recommendations helpful as we work toward the best future for all shareholders. I will be pleased to make myself available for any questions or further dialogue at your convenience, and I look forward to visiting with you again at the annual shareholders’ meeting later this year.

Respectfully submitted,

/s/ Joshua J. Peters

Josh Peters, CFA

Chief Investment Officer and Principal

Zenith Sterling Advisers LLC

630-901-5972 | josh.peters@zenithsterling.com

cc:	Jeremy Brock, Chief Financial Officer John L. Erb, Director

Gregory J. Fluet, Director

Stan K. Erickson, Director

William V. Eckles, Director

Lee A. Jones, Director

Dr. George H. Winn, Director

Note: The foregoing opinions, forecasts, and recommendations are solely those of Zenith Sterling Advisers LLC and are intended for the Board of Directors of Electromed, Inc. Nothing herein should be construed as representing investment advice to any third party.